SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Medical Transcription Billing, Corp.
(Name of Issuer)

Common Stock , par value $0.001 share
(Title of Class of Securities)

58464J105
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58464J105	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Omni Medical Billing Services, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 297,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 297,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.69%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 58464J105	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Marc Haberman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 297,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 297,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.69%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 58464J105	13G	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is Medical Transcription Billing, Corp. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company’s principal executive offices are located at 7 Clyde Road Somerset, New Jersey 08873.

Item 2(a).	NAME OF PERSON FILING
This statement is filed by:

(i)	Omni Medical Billing Services, LLC, a Delaware limited liability company ("Omni") with respect to the shares of Common Stock directly owned by it;

(ii)	Marc Haberman ("Mr. Haberman"), as manager of Omni with respect to the shares of Common Stock directly owned by Omni.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of each of the Reporting Persons is 5455 Wilshire Blvd., Suite 1930, Los Angeles, California 90036

Item 2(c).	CITIZENSHIP
OMNI is a limited liability company under the laws of the State of Delaware. Mr. Haberman is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, par value $0.001 per share (the “ Common Stock ”)

CUSIP No. 58464J105	13G	Page 5 of 7 Pages

Item 2(e).	CUSIP NUMBER
58464J105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.	OWNERSHIP

A.	Omni Medical Billing Services, LLC
	(a)	Amount beneficially owned: 297,000
	(b)	Percent of class: 2.69%. The percentages set forth in this Schedule 13G are calculated based upon the 11,040,978 shares of Common Stock reported to be issued and outstanding on OTC Markets as reported by the Issuer’s transfer agent as of December 30, 2016.
	(c)	(i)	Sole power to vote or direct the vote: 297,000
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 297,000
		(iv)	Shared power to dispose or direct the disposition of: 0

CUSIP No. 58464J105	13G	Page 6 of 7 Pages

Omni has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its manager, Mr. Haberman.  Mr. Haberman, as manager of Omni, directs Omni's operations.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Act"), Mr. Haberman may be deemed to beneficially own the shares owned by Omni.

B.	Marc Haberman
	(a)	Amount beneficially owned: 297,000
	(b)	Percent of class: 2.69%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 297,000
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 297,000
Mr. Haberman, as manager of Omni, has the power to vote the shares of Common Stock beneficially owned by Omni. Mr. Haberman does not directly own any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, he may be deemed to beneficially own the shares beneficially owned by Omni.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒ .

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 58464J105	13G	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: January 23, 2017

Omni Medical Billing Services, LLC
a Delaware limited liability comanyy

By: /s/ Marc Haberman
Name: Marc Haberman
Title: Manager Member

MARC HABERMAN

By: /s/ Marc Haberman
Marc Haberman, individually